UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                   Tucows Inc.
                                   -----------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   898697-10-7
                                   -----------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  898697-10-7


1. Names of Reporting Persons: Eurocom Communications Ltd. I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [ ]

3.  SEC Use Only


4. Citizenship or Place of Organization: Israel

Number of         5.  Sole Voting Power:          0
Shares
Beneficially      6.  Shared Voting Power:        0
Owned by
Each              7.  Sole Dispositive Power:     0
Reporting
Person With       8.  Shared Dispositive Power:   0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:      0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 0%

12. Type of Reporting Person (See Instructions): CO

1. Names of Reporting Persons: Shaul Elovitch
   I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [ ]

3.  SEC Use Only


4. Citizenship or Place of Organization: Israel

Number of         5.  Sole Voting Power:          0
Shares
Beneficially      6.  Shared Voting Power:        0
Owned by
Each              7.  Sole Dispositive Power:     0
Reporting
Person With       8.  Shared Dispositive Power:   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:       0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 0

12. Type of Reporting Person (See Instructions): IN

Item 1

(a) Name of Issuer: Tucows Inc. (the "Issuer" or the "Company").

(b) Address of Issuer's Principal Executive Offices:

         96 Mowat Avenue, Toronto, Ontario M6K 3M1,  Canada

Item 2

(a). Name of Person Filing:

         This Schedule is filed by Eurocom Communications Ltd., an Israeli company ("Eurocom") and Shaul Elovitch ("Elovitch "). A copy of the joint filing agreement was filed as Exhibit A to Amendment No.1 to our Schedule 13 G that was filed with the SEC on February 14, 2002.

(b). Address of Principal Business Office, or if None, Residence:

         The principal business address of each of the parties referred to in this filing is: 2 Friedman Road, Ramat Gan, 52141 Israel.

(c). Place of Organization:

         Eurocom  - Israel

         Elovitch -  Israel

(d). Title of Class of Securities:

         Common Stock, no par value per share (the "Common Stock").

(e). CUSIP Number:

         898697-10-7

Item 3.  Not applicable.

Item 4.  Ownership:

(a) Amount beneficially owned:

         As of December 31, 2005 both Eurocom and Elovitch beneficially owned 0 shares of Common Stock.

(b) Percent of class:

         Eurocom - 0%
         Elovitch - 0%

(c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

                   Eurocom - 0
                   Elovitch - 0

         (ii) Shared power to vote or to direct the vote:

                   Eurocom - 0
                   Elovitch - 0

         (iii) Sole power to dispose or to direct the disposition of:

                    Eurocom - 0
                    Elovitch - 0

         (iv) Shared power to dispose or to direct the disposition of:

                    Eurocom - 0
                    Elovitch - 0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

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



Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 2006
----------------
Date


                                             EUROCOM COMMUNICATIONS LTD.


                                             By: /s/Shaul Elovitch
                                                 -----------------
                                             Name:  Shaul Elovitch
                                             Title:    Chairman




                                             /s/Shaul Elovitch
                                             -----------------
                                             Name:  Shaul Elovitch






                                  Page 7 of 7